SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLD KIST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38064107

(CUSIP Number)

Richard A. Cogdill

Chief Financial Officer, Secretary and Treasurer

Pilgrim’s Pride Corporation

4845 U.S. Highway 271 North

Pittsburg, Texas 75686

(903) 434-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936V106

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Protein Acquisition Corporation (30-0385368)
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Source of Funds

BK
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

47,159,471
9 Sole Dispositive Power

10 Shared Dispositive Power

47,159,471

11	Aggregate Amount Beneficially Owned by Each Reporting Person

47,159,471
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented By Amount in Row (11)

92.4%
14	Type of Reporting Person

CO

CUSIP No. 16936V106

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Pilgrim’s Pride Corporation (75-1285071)
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Source of Funds

BK
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

47,159,471
9 Sole Dispositive Power

10 Shared Dispositive Power

47,159,471

11	Aggregate Amount Beneficially Owned by Each Reporting Person

47,159,471
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented By Amount in Row (11)

92.4%
14	Type of Reporting Person

CO

CUSIP No. 16936V106

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Lonnie “Bo” Pilgrim (1)
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Source of Funds

BK
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

47,159,471
9 Sole Dispositive Power

10 Shared Dispositive Power

47,159,471

11	Aggregate Amount Beneficially Owned by Each Reporting Person

47,159,471
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented By Amount in Row (11)

92.4%
14	Type of Reporting Person

IN

(1)	47,159,471 shares of Common Stock that may be deemed to be beneficially owned. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lonnie “Bo” Pilgrim that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 16936V106

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Pilgrim Interests, Ltd. 75-2824322 (1)
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Source of Funds

BK
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

47,159,471
9 Sole Dispositive Power

10 Shared Dispositive Power

47,159,471

11	Aggregate Amount Beneficially Owned by Each Reporting Person

47,159,471
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented By Amount in Row (11)

92.4%
14	Type of Reporting Person

PN

(1)	47,159,471 shares of Common Stock that may be deemed to be beneficially owned. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pilgrim Interests, Ltd. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 16936V106

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)

Lonnie Ken Pilgrim (1)
2	Check the Appropriate Box If a Member of a Group
a. ☐
b. ☒
3	SEC Use Only

4	Source of Funds

BK
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

47,159,471
9 Sole Dispositive Power

10 Shared Dispositive Power

47,159,471

11	Aggregate Amount Beneficially Owned by Each Reporting Person

47,159,471
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented By Amount in Row (11)

92.4%
14	Type of Reporting Person

IN

(1)	47,159,471 shares of Common Stock that may be deemed to be beneficially owned. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lonnie Ken Pilgrim that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gold Kist Inc., a Delaware corporation (“Gold Kist”). The principal executive offices of Gold Kist are located at 244 Perimeter Center Parkway, N.E., Atlanta, GA 30346.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f) This Schedule 13D is being filed by Pilgrim’s Pride Corporation, a Delaware corporation (“Pilgrim’s Pride”), its wholly owned subsidiary, Protein Acquisition Corporation (“Protein Acquisition”), Lonnie “Bo” Pilgrim, the Chairman of the Board of Pilgrim’s Pride, Pilgrim Interests, Ltd., a limited partnership, and Lonnie Ken Pilgrim, Executive Vice-President, Assistant to the Chairman of Pilgrim’s Pride and the son of Lonnie “Bo” Pilgrim.

Pilgrim’s Pride is the largest chicken producer in the United States and Puerto Rico and the second-largest producer and seller of chicken in Mexico. Protein Acquisition was formed in connection with the offer by Pilgrim’s Pride to purchase the outstanding shares of Gold Kist’s Common Stock. Pilgrim Interests, Ltd., Lonnie “Bo” Pilgrim and Lonnie Ken Pilgrim own or control 22,118,077 (33.2%), 25,351,125 (38.1%) and 22,871,529 (34.4%) shares of common stock of Pilgrim’s Pride, which represents 75.5%, 86.5% and 78.0%, respectively, of the voting power of the common stock of Pilgrim’s Pride.

Pilgrim Interests, Ltd. is a limited partnership formed by Mr. Pilgrim’s family of which the managing general partner is the Lonnie A. Pilgrim 1998 Revocable Trust and the other general partner is Lonnie Ken Pilgrim. The agreement establishing the Lonnie A. Pilgrim 1998 Revocable Trust provides that Lonnie “Bo” Pilgrim is the sole trustee during his life and, after his death, the trustee shall be a board of trustees currently comprised of Patty R. Pilgrim, who is the wife of Lonnie “Bo” Pilgrim, and Lonnie Ken Pilgrim and S. Key Coker, Charles Black and Donald Wass, all currently directors of Pilgrim’s Pride. The agreement establishing the Lonnie A. Pilgrim 1998 Revocable Trust provides that Lonnie “Bo” Pilgrim as the sole trustee shall have sole voting and dispositive power over the shares of common stock and, after his death, most voting matters require a majority vote of the board of trustees except the direct or indirect sale of the shares of common stock requires a unanimous vote of the board of trustees.

Pilgrim Interests, Ltd. has entered into a Voting Agreement with PFCP, Ltd., a limited partnership formed by Mr. Lonnie “Bo” Pilgrim’s family. The Voting Agreement may be terminated at any time by the unanimous action of Lonnie “Bo” Pilgrim, acting in his individual capacity and as trustee of the Lonnie A. Pilgrim 1998 Revocable Trust (acting as managing general partner of Pilgrim Interests, Ltd. and PFCP, Ltd.), Patty R. Pilgrim and Lonnie Ken Pilgrim. The Voting Agreement provides that Lonnie Ken Pilgrim, Greta Pilgrim Owens, the daughter of Lonnie “Bo” Pilgrim, S. Key Coker, Charles L. Black and Donald L. Wass (the “Voting Representatives”) shall have the sole power to vote the shares of Pilgrim’s Pride’s common stock owned by Pilgrim Interests, Ltd. and PFCP, Ltd. All voting decisions require a majority of the Voting Representatives except that (i) the sale of substantially all of the assets of Pilgrim’s Pride, (ii) the sale or liquidation of Pilgrim’s Pride, or (iii) the merger of Pilgrim’s Pride requires a unanimous vote of the Voting Representatives. All other decisions regarding common stock of Pilgrim’s Pride held by Pilgrim Interests, Ltd. and PFCP, Ltd. will be made by the Lonnie A. Pilgrim 1998 Revocable Trust.

Each of Lonnie “Bo” Pilgrim and Lonnie Ken Pilgrim disclaim beneficial ownership of Pilgrim’s Pride’s common stock held, except to the extent of their actual pecuniary interest therein.

The address of the principal executive offices of each of the filing persons is 4845 U.S. Highway 271 North, Pittsburg, Texas 75686.

The name, business address, citizenship and present principal occupation of each executive officer and director of Pilgrim’s Pride and Protein Acquisition are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

(d)-(e) During the five years prior to the date hereof, none of the filing persons nor, to the best knowledge of the filing persons, any person listed on Annex I to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

To fund the acquisition of the Common Stock, Pilgrim’s Pride has drawn an aggregate amount of $780 million under its Credit Agreement dated as of September 21, 2006, as amended December 13, 2006, with CoBank, ACB, as lead arranger and co-syndication agent, and sole book runner, and as administrative, documentation and collateral agent, Agriland, FCS, as co-syndication agent, and as a syndication party, and the other syndication parties signatory thereto. The shares of Common Stock acquired by Protein Acquisition will be pledged to CoBank pursuant to the terms of the Credit Agreement. Also, Pilgrim’s Pride has drawn an amount of $450 million under its $450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 with Lehman Commercial Paper Inc., as the administrative agent and a lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner and Credit Suisse Cayman Islands Branch, as syndication agent and a lender. Information regarding Pilgrim’s Pride’s Credit Agreement, as amended, is contained in a Form 8-K filed by on September 28, 2006 and a Form 8-K filed by Pilgrim’s Pride on December 19, 2006. Information regarding Pilgrim’s Pride’s Senior Unsecured Term Loan Agreement is contained in a Form 8-K filed by Pilgrim’s Pride on December 5, 2006 and is incorporated herein by reference to this Item 3.

ITEM 4. PURPOSES OF TRANSACTION.

On September 29, 2006, Pilgrim’s Pride and Protein Acquisition commenced a tender offer for all of the outstanding shares of Common Stock. On December 28, 2006, Pilgrim’s Pride announced the expiration of its initial offer to acquire all of the Common Stock for $21.00 per share in cash. The initial offer and withdrawal rights expired at 5:00 p.m., New York City time, on Wednesday, December 27, 2006, at which time, based on information provided to Pilgrim’s Pride by the depository for the offer, a total of 45,343,812 shares of Common Stock, or approximately 88.87% of Gold Kist’s outstanding shares, had been tendered and not withdrawn. Of those shares tendered, 2,366,878 shares of Gold Kist’s outstanding Common Stock were tendered subject to guaranteed delivery. All shares of Common Stock validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for payment by Pilgrim’s Pride.

The offer was made in accordance with, and the acceptances made pursuant to, the terms of the Agreement and Plan of Merger dated December 3, 2006 (the “Merger Agreement”) by and among Pilgrim’s Pride, Protein Acquisition and Gold Kist. The Merger Agreement provides that after the purchase of shares pursuant to the offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Protein Acquisition will be merged with and into Gold Kist (the “Merger”). As a result of the Merger, Gold Kist will continue as the surviving corporation and will become a wholly owned subsidiary of Pilgrim’s Pride. At the effective time of the Merger, each share then outstanding (other than shares held by Gold Kist, Pilgrim’s Pride or any other direct or indirect wholly owned subsidiary of Pilgrim’s Pride and shares held by Gold Kist stockholders who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL) shall be canceled and converted automatically into the right to receive $21.00 per share in cash without interest.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 99(d)(1) to Amendment No. 11 to the Tender Offer Statement on Schedule TO filed by Pilgrim’s Pride on December 5, 2006 and it is incorporated by reference into this Item 4.

The acceptance by Pilgrim’s Pride of the shares of Common Stock tendered as of December 27, 2006, represents total consideration payable of approximately $952 million, based on the $21.00 per share merger consideration and the 45,343,812 shares of Common Stock tendered. As of the date of the Merger Agreement, there were 51,024,977 Gold Kist shares of Common Stock outstanding.

On December 28, 2006, Pilgrim’s Pride announced the commencement of a subsequent offer period to acquire all of the remaining outstanding shares of Common Stock for $21.00 per share in cash. The subsequent offer period expired at 5:00 p.m., New York City time, on Friday, January 5, 2007, at which time, based on information provided to Pilgrim’s Pride by the depository for the offer, a total of 47,159,471 shares of Common Stock, or approximately 92.4% of Gold Kist’s outstanding shares, had been tendered. The acceptance by Pilgrim’s Pride of an additional 1,815,659 shares of Common Stock tendered as of January 5, 2007, represents total consideration payable of approximately $38 million, based on the $21.00 per share merger consideration and the additional 1,815,659 shares of Common Stock tendered.

Pilgrim’s Pride intends to acquire the remaining outstanding shares of Common Stock pursuant to the Merger. The total cost to acquire all of the shares of Common Stock pursuant to the tender offer and the Merger, together with related fees and expenses, will be approximately $1.1 billion, plus the assumption or refinancing of approximately $144 million of Gold Kist’s debt.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Pilgrim’s Pride and Protein Acquisition have (i) beneficial ownership and (ii) power to vote or direct the vote of 47,159,471 shares of Common Stock, which represents approximately 92.4% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1). Each of Pilgrim Interests, Ltd., Lonnie “Bo” Pilgrim and Lonnie Ken Pilgrim disclaim beneficial ownership of the Common Stock held in the name of Protein Acquisition.

(c) Except as set forth or incorporated herein and except in respect of 2,990 shares of Common Stock tendered by O.B. Goolsby in response to the offer described above, Pilgrim’s Pride’s President and Chief Executive Officer, none of the filing persons nor, to knowledge of any of the filing persons any of the individuals referred to in Annex I to this Schedule 13D, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the CoBank Credit Agreement, to the knowledge of the filing persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex I to this Schedule 13D or between such persons and any other person with respect to the securities of Gold Kist, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, pledge or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.01 Agreement Regarding Joint Filing of Schedule 13D.

7.02 Agreement and Plan of Merger dated as of December 3, 2006, by and among Pilgrim’s Pride Corporation, Protein Acquisition Corporation and Gold Kist Inc. (incorporated by reference from Exhibit 99(d)(1) to Amendment No. 11 to the Tender Offer Statement on Schedule TO filed by Pilgrim’s Pride and Protein Acquisition on December 5, 2006).

7.03 Credit Agreement dated as of September 21, 2006, as amended December 13, 2006, with CoBank, ACB, as lead arranger and co-syndication agent, and sole book runner, and as administrative, documentation and collateral agent, Agriland, FCS, as co-syndication agent, and as a syndication party, and the other syndication parties signatory thereto (incorporated by reference from Exhibit 10.2 to Form 8-K filed by Pilgrim’s Pride on September 28, 2006 and Exhibit 10.01 to Form 8-K filed by Pilgrim’s Pride on December 19, 2006).

7.04 $450,000,000 Senior Unsecured Term Loan Agreement dated November 29, 2006 with Lehman Commercial Paper Inc., as the administrative agent and a lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner and Credit Suisse Cayman Islands Branch, as syndication agent and a lender (incorporated by reference from Exhibit 99(a)(36) to Amendment No. 11 to the Tender Offer Statement on Schedule TO filed on November 30, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Protein Acquisition Corporation

Dated: January 8, 2007	By:	/s/ Richard A. Cogdill
	Name:	Richard A. Cogdill
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Pilgrim’s Pride Corporation

Dated: January 8, 2007	By:	/s/ Richard A. Cogdill
	Name:	Richard A. Cogdill
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Dated: January 8, 2007	/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim

Pilgrim Interests, Ltd.

By: Lonnie A. Pilgrim 1998 Revocable Trust Title: Managing General Partner

Dated: January 8, 2007	By:	/s/ Lonnie “Bo” Pilgrim
	Name:	Lonnie “Bo” Pilgrim
	Title:	Trustee

Dated: January 8, 2007	/s/ Lonnie Ken Pilgrim
Lonnie Ken Pilgrim

SCHEDULE I

Executive Officers and Directors of Pilgrim’s Pride Corporation and

Protein Acquisition Corporation

as of December 27, 2006

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Pilgrim’s Pride Corporation and the three executive officers of Pilgrim’s Pride Corporation serving as an executive officers and/or director of Protein Acquisition Corporation is set forth below.

Name and Title	Business Address	Citizenship	Principal Business or Present Principal Occupation or Employment
Lonnie “Bo” Pilgrim Chairman of the Board of Pilgrim’s Pride and Protein Acquisition	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Chairman of the Board Pilgrim’s Pride Corporation

Clifford E. Butler Vice Chairman of the Board	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Vice Chairman of the Board Pilgrim’s Pride Corporation

O.B. Goolsby, Jr. President, Chief Executive Officer and Director of Pilgrim’s Pride and President and Director of Protein Acquisition	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	President and Chief Executive Officer Pilgrim’s Pride Corporation

Richard A. Cogdill Chief Financial Officer, Secretary, Treasurer and Director of Pilgrim’s Pride and Protein Acquisition	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Chief Financial Officer, Secretary and Treasurer Pilgrim’s Pride Corporation

J. Clinton Rivers Chief Operating Officer	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Chief Operating Officer Pilgrim’s Pride Corporation

Robert A. Wright Executive Vice President of Sales and Marketing	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Executive Vice President of Sales and Marketing Pilgrim’s Pride Corporation

Lonnie Ken Pilgrim Executive Vice-President, Assistant to the Chairman and Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Executive Vice President, Assistant to Chairman Pilgrim’s Pride Corporation

Charles L. Black Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Director Pilgrim’s Pride Corporation

Linda Chavez Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Chairman Center for Equal Opportunity

S. Key Coker Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Executive Vice President Compass Bank

Name and Title	Business Address	Citizenship	Principal Business or Present Principal Occupation or Employment
Keith W. Hughes Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Director Texas Industries, Inc. and Fidelity National Information Services

Blake D. Lovette Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Consultant to companies in the food industry

Vance C. Miller, Sr. Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Chairman Vance C. Miller Interests Chairman of the Board and Chief Executive Officer Henry S. Miller Cos.

James G. Vetter, Jr. Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	Attorney Godwin Pappas Langley Ronquillo, LLP

Donald L. Wass, Ph.D. Director	4845 U.S. Highway 271 North Pittsburg, Texas 75686	United States	President William Oncken Company of Texas President TECTexas DFW

Exhibit 7.01

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

EXECUTED this 8th day of January, 2007.

Protein Acquisition Corporation

Dated: January 8, 2007	By:	/s/ Richard A. Cogdill
	Name:	Richard A. Cogdill
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Pilgrim’s Pride Corporation

Dated: January 8, 2007	By:	/s/ Richard A. Cogdill
	Name:	Richard A. Cogdill
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Dated: January 8, 2007	/s/ Lonnie “Bo” Pilgrim
Lonnie “Bo” Pilgrim

Pilgrim Interests, Ltd.

By: Lonnie A. Pilgrim 1998 Revocable Trust Title: Managing General Partner

Dated: January 8, 2007	By:	/s/ Lonnie “Bo” Pilgrim
	Name:	Lonnie “Bo” Pilgrim
	Title:	Trustee

Dated: January 8, 2007	/s/ Lonnie Ken Pilgrim
Lonnie Ken Pilgrim